UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2 TO
SCHEDULE TO/A
TENDER OFFER STATEMENT
UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

LEAR CORPORATION
(Name of Subject Company (issuer))
LEAR CORPORATION
(Names of Filing Persons (identifying status as offeror, issuer or other person))

Zero-Coupon Convertible Senior Notes due 2022 (Title of Class of Securities)	521865 AG 0 (CUSIP Number of Class of Securities)

Daniel A. Ninivaggi
Senior Vice President, Secretary and General Counsel
Lear Corporation
21557 Telegraph Road
Southfield, Michigan 48034
(248) 447-1500
Copies to:
Bruce A. Toth, Esq.
Winston & Strawn LLP
35 West Wacker Drive
Chicago, Illinois 60601
(312) 558-5600
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$304,000,000	$32,528

*	Calculated solely for purposes of determining the filing fee. This amount represents the value of all outstanding Notes based on the purchase price of $475 per $1,000 principal amount (640,000 Notes x $475).
**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $107 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$32,528	Filing party:	Lear Corporation
Form or Registration No.:	SC TO-I	Date Filed:	May 16, 2006
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1	☑	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.	☐	Amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

INTRODUCTORY STATEMENT
Item 4. Terms of the Transaction.
Item 12. Exhibits.
SIGNATURE

INTRODUCTORY STATEMENT
     This Amendment No. 2 to Tender Offer Statement on Schedule TO (the “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by Lear Corporation (the “Company”) on May 16, 2006 and amended and supplemented by Amendment No. 1 thereto filed by the Company on June 1, 2006 (as amended and supplemented, the “Schedule TO”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended. The Schedule TO relates to the Company’s offer to purchase for cash any and all outstanding Zero-Coupon Convertible Senior Notes due 2022 (the “Notes”), upon the terms and subject to the conditions set forth in the Offer to Purchase and Consent Solicitation Statement dated May 16, 2006 (the “Offer to Purchase”) and in the related Consent and Letter of Transmittal, which were filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. Capitalized terms used but not defined in this Amendment shall have the meaning assigned to them in the Offer to Purchase.
Item 4. Terms of the Transaction.
Item 4(a)(1) of the Schedule TO is hereby amended and supplemented by adding the following:

On June 14, 2006, the Company reported the results of the Company’s tender offer for any and all of its outstanding Notes pursuant to the Company’s previously announced tender offer for the Notes. The press release issued by the Company on June 14, 2006 reporting the results of the tender offer is attached hereto as Exhibit (a)(7) and incorporated herein by reference.
Item 12. Exhibits. Item 12 of the Schedule TO is hereby amended by adding the following:
(a)(7) Press Release issued by the Company, dated June 14, 2006 (incorporated herein by reference to Exhibit 99.1 of the Company’s Current Report on Form 8-K filed on June 14, 2006).

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 14, 2006

LEAR CORPORATION, a Delaware corporation
By:	/s/ Daniel A. Ninivaggi
Name:	Daniel A. Ninivaggi
Its:	Senior Vice President, Secretary and General Counsel

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